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                              September 14, 2021

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Limited
       Units 813&815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed September 1,
2021
                                                            File No. 333-258329

       Dear Mr. Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2021 letter.

       Registration Statement on Form F-3 filed September 1, 2021

       Cover Page

   1. We note your response to prior comment 1. Please revise the cover page to expressly state that the legal and
operational risks associated with having operations in China may cause the value of your
securities to significantly decline or to be worthless. In addition, please include disclosure on
the cover page relating to how recent statements and regulatory
                                                        actions by China   s
government, such as those related to the use of variable interest entities, may impact
the company   s ability to conduct its business, accept foreign
                                                        investments, or list on
a U.S. or other foreign exchange.
 Xianfeng Yang
BIT Mining Limited
September 14, 2021
Page 2
Our Risks and Challenges, page 7

2. Please revise your prospectus summary and the corresponding risk factor on page 13 to expressly acknowledge the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, revise your prospectus summary and the corresponding risk factor on page 17 to state that the Chinese government may intervene or influence your operations at any time.
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten,
Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameXianfeng Yang
                                                           Division of
Corporation Finance
Comapany NameBIT Mining Limited
                                                           Office of Technology
September 14, 2021 Page 2
cc:       Ke Li, Esq.
FirstName LastName